                                                              Page 1 of 14 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       __________________________________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                        Medical Technology Systems, Inc.
                       -----------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                  ---------------------------------------------
                         (Title of Class of Securities)

                                    58462R802
                           ---------------------------
                                 (CUSIP Number)

                                 Eureka I, L.P.
                           1 Belmont Avenue, Suite 401
                              Bala Cynwyd, PA 19004
                          Attention: Christine C. Jones
                                 (215) 575-2488

         ---------------------------------------------------------------
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With copies to:

            Michael B. Jordan                       Berwind Corporation
       Drinker Biddle & Reath LLP                 3000 Centre Square West
            One Logan Square                        1500 Market Street
          18th & Cherry Streets                    Philadelphia, PA 19102
         Philadelphia, PA 19103                  Attention: Pamela I. Lehrer,
            (215) 988-2700                    Vice President and General Counsel
                                                      (215) 575-2319

                                  June 26, 2002
          ------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

                                                             Pages 2 of 14 Pages

CUSIP No. 58462R802
   -----------------------------------------------------------------------------
               Names of reporting persons.
           1.  IRS Identification Nos. of above persons (entities only).

               Eureka I, L.P.
   -----------------------------------------------------------------------------
           2.  Check the Appropriate Box if a Member of a Group    (a)[_] (b)[_]

   -----------------------------------------------------------------------------
           3.  SEC Use Only

   -----------------------------------------------------------------------------
           4.  Source of Funds                       OO

   -----------------------------------------------------------------------------
           5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
               Items 2(d) or 2(e)                                            [_]

   -----------------------------------------------------------------------------
           6.  Citizenship or Place of Organization  Delaware

   -----------------------------------------------------------------------------

Number of          7. Sole Voting Power                  1,413,974
Shares         -----------------------------------------------------------------
Beneficially
Owned by           8. Shared Voting Power                        0
Each           -----------------------------------------------------------------
Reporting
Person With        9. Sole Dispositive Power             1,413,974
               -----------------------------------------------------------------

                  10. Shared Dispositive Power                   0
   -----------------------------------------------------------------------------
           11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,413,974
   -----------------------------------------------------------------------------
           12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_]
   -----------------------------------------------------------------------------
           13. Percent of Class Represented by Amount in Row (11)         24.5%
   -----------------------------------------------------------------------------
           14. Type of Reporting Person                                     PN
   -----------------------------------------------------------------------------

                                                              Page 3 of 14 Pages

                                  Schedule 13D

Item 1.  Security and Issuer.

         This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the "Common Stock"), of Medical Technology Systems, Inc. a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 12920 Automobile Boulevard, Clearwater Florida 33762.

Item 2.  Identity and Background.

         This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Eureka I, L.P., a Delaware limited partnership ("Eureka").

         Eureka is a private investment fund principally engaged in the business of making debt and equity investments in companies. The address of its principal business and executive offices is 1 Belmont Avenue, Suite 401, Bala Cynwyd, PA 19004.

         Eureka is related to the following entities:

         . Eureka Management, L.P., a Delaware limited partnership, is the sole general partner in Eureka.

         . Berwind Capital Partners, LLC, a Delaware limited liability company, is the sole general partner in Eureka Management, L.P.

         . Berwind Property Group, Ltd., a Pennsylvania limited partnership, is the sole member of Berwind Capital Partners, LLC.

         . Berwind Property Group, Inc., a Pennsylvania corporation, is the sole general partner in Berwind Property Group, Ltd.

         . Berwind Corporation, a Pennsylvania corporation, owns all the stock of Berwind Property Group, Inc.

         . The Berwind Company LLC, a Delaware limited liability company, owns all the stock of Berwind Corporation.

         The address of Berwind Corporation is 3000 Centre Square West, 1500 Market Street, Philadelphia, PA 19102. The address of each of the other entities listed above is 1 Belmont Avenue, Suite 401, Bala Cynwyd, PA 19004.

         The Berwind Company LLC is a limited liability company owned by five trusts, each of which was organized in Pennsylvania (collectively, the "Berwind Trusts"). The name and address of the business and principal office of each of the Berwind Trusts is set forth in Schedule A hereto. The principal business of each Berwind Trust is to hold investments for the benefit of its beneficiaries.

         The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each director and executive officer of Berwind Corporation and Berwind Property

                                                              Page 4 of 14 Pages

Group, Inc. are set forth in Schedule A hereto. The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each manager and executive officer of The Berwind Company LLC and of each trustee of the Berwind Trusts are set forth in Schedule A hereto.

         During the last five years, neither Eureka, nor, to the best knowledge of Eureka, any of the persons referred to in this Item 2, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On June 26, 2002, Eureka acquired directly from the Company 2,000 shares of Series A Convertible Participating Preferred Stock (the "Preferred Stock"), warrants to purchase 566,517 shares of Common Stock (the "Warrants") and $4,000,000 principal amount of senior subordinated notes of the Company, for a total aggregate consideration of approximately $6,000,000. Eureka obtained the funds for this investment from capital contributions by its partners.

Item 4.  Purpose of Transaction.

         Eureka acquired the securities described in Item 3 as an investment.

         Eureka expects to evaluate its investment in the Company regularly on the basis of various factors, including the Company's business, financial condition, prospects and the markets for the Company's securities. Based on such evaluation, Eureka may decide, depending on market conditions and other factors, to acquire additional securities of the Company or dispose of some or all of its investment in the open market or in privately negotiated transactions.

         Eureka has no current plans or proposals which would relate to or would result in any of the matters described in paragraphs (a)-(j) of Item 4 of
Schedule 13D.

         The foregoing is qualified in its entirety by reference to the agreements and instruments relating to Eureka's investment in the Company, which are incorporated by reference as Exhibits 1 through 6.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the date hereof, Eureka beneficially owns 2,000 shares of Preferred Stock, which are convertible into a total of 847,457 shares of Common Stock, and Warrants to purchase 566,517 shares of Common Stock. Assuming conversion of Eureka's Preferred Stock and the exercise of its Warrants, Eureka beneficially owns 1,413,974 shares, or approximately 24.5%, of the Company's outstanding Common Stock. The percentage calculations are based on 4,361,690 shares of Common Stock being outstanding as of June 26, 2002 (according to information contained in the Company's Annual Report on Form 10-K filed July 1,
2002).

         (b) The number of shares of Common Stock with respect to which Eureka
(i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power, are listed in response to Items 7, 8, 9 and 10, respectively, on the cover page filed herewith, and such responses are incorporated by reference herein.

                                                              Page 5 of 14 Pages

         (c) No party referred to above, and, to the knowledge of Eureka, none of the persons identified on Schedule A, has acquired or disposed of, or entered into any transaction with respect to, any shares of Common Stock during the past 60 days.

         (d) None.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The agreements relating to Eureka's investment in the Company are attached as Exhibits 1 through 6 hereto and incorporated by reference herein. Set forth below is a summary of certain terms of the Purchase Agreement, Warrant Agreement, Certificate of Designation and Registration Rights Agreement, which is qualified in its entirety by reference to those documents.

Terms of the Purchase Agreement

         Observer Rights. Eureka will have the right (until the Notes have been paid in full) to appoint one observer who will have the right to attend all meetings of the Board of Directors of the Company and all committees thereof; provided, however, that so long as the holders of the Preferred Stock or of the Warrants will have the right to appoint such an observer, all will appoint the same observer, the identity of which will be determined by Eureka until the Notes have been paid in full. Notwithstanding anything to the contrary, the Company will be entitled to exclude any such observer from any Board discussions (and withhold any related materials) materially affecting the relationship of the Company to Eureka, any Noteholder, or any holder of any Warrants or Preferred Stock.

Terms of the Preferred Stock

         Dividends. Subject to terms of an intercreditor agreement, the holders of the outstanding shares of Preferred Stock will be entitled to receive cumulative quarterly dividends in arrears on the last day of each March, June, September and December, beginning September 30, 2002, at the rate per annum of $110.00 per share. The Company may elect to pay the dividends in cash or in additional shares of Preferred Stock.

         Conversion. Each share of Preferred Stock will be convertible into a number of shares of Common Stock equal to the quotient obtained by dividing (i) the product obtained by multiplying the number of shares of Preferred Stock to be converted by $1,000 by (ii) $2.36, as such amount may be adjusted from time to time, as contemplated by the Certificate of Designation.

         Liquidation Preferences. Upon a voluntary or involuntary liquidation or dissolution or winding up of the Company, before any distribution of assets may be made to the holders of junior securities, the holders of the Preferred Stock will be paid out of the assets of the Company legally available for distribution the greater of (i) $1,000 per share, plus all accrued and unpaid dividends or
(ii) the amount the holder would have received had such holder converted such shares to Common Stock immediately prior to such liquidation.

         Voting Rights. The Preferred Stock will vote together with all other classes and series of stock as a single class on all actions to be taken by the stockholders of the Company, including but not limited to, actions amending the certificate of incorporation. Each share of Preferred Stock will entitle the holder to such number of votes per share on each such action as will equal the number of shares of Common Stock

                                                              Page 6 of 14 Pages

into which each share of Preferred Stock is then convertible. The Company may not take the following actions without the consent of at least a majority of the then outstanding shares of Preferred stock: (i) authorize or issue any new class or series of parity or senior securities; (ii) create or incur any indebtedness that is subordinated by its express terms to any other indebtedness of the Corporation and either is a convertible security or is issued with option or has an equity feature; (iii) effect any merger, combination, dissolution, liquidation or sale of all or substantially all of the Company's assets; (iv) amend its charter documents in any manner that would adversely affect the rights of the holders of the Preferred Stock; (v) declare or pay dividends on shares of the Company's capital stock other than as contemplated by the Certificate of Designation; (vi) redeem the Preferred Stock except as contemplated by the Certificate of Designation; and (vii) increase or decrease the size of the Board; permit more than two directors of the Board to be officers or employees of the Company or permit the Company not to have an audit committee or compensation committee. In addition, so long as the outstanding Preferred Stock represent at least one-half of the shares of Preferred Stock initially issued under the Purchase Agreement, holders of a majority of the outstanding Preferred Stock will have the right to appoint one observer to the Board which must be the same observer as the one chosen by the Warrant holders and Note holders.

         Preemptive Rights. Except as provided in the Certificate of Designation, holders of Preferred Stock shall have pre-emptive rights with respect to any issuance of securities by the Company.

Terms of the Warrant Agreement

         Exercise Rights. The Common Stock underlying the Warrant may be purchased at a price per share equal to $0.01. The number of Warrants may be increased in order for Eureka to achieve certain investment thresholds described in the Warrant Agreement. In addition, the exercise price may be paid in cash or by means of a cashless exercise as contemplated in the Warrant Agreement. The exercise price and the number of shares issuable upon exercise of the Warrants will be subject to "antidilution" adjustment upon the occurrence of certain events as set forth in the Warrant Agreement. In addition, so long as the outstanding Warrants represent at least one-half of the Warrants initially issued, the holder of a majority have a right to appoint one observer to the Board, which must be the same observer as the one chosen by the Preferred Stock and Note holders as described above.

         Exercise Period. The Warrants are exercisable at any time, or from time to time, from the date of the issuance, June 26, 2002 until June 26, 2012.

Terms of the Registration Rights Agreement

         Registration Rights. Pursuant to the Registration Rights Agreement, the Company granted Eureka certain demand registration rights, piggy-back registration rights and Form S-3 registration rights as described more fully in the Registration Rights Agreements made in connection the Common Stock issuable upon conversion of the Preferred Stock or exercise of the Warrants.

Terms of the Tag-along Agreements

         In the Tag-along Agreements, Todd E. Siegel and JADE Partners have agreed (subject to certain exceptions) that if they sell shares of Common Stock held by them, Eureka will also have the right to sell a proportionate amount of Common Stock that it may acquire on conversion of the Preferred Stock or exercise of the Warrants.

         To the best of Eureka's knowledge, except as described in this Schedule 13D, there are at present no other contracts, arrangements, understandings, or relationships among the persons named in Item 2 above, and between such persons and any person, with respect to the Stock of the Company.

                                                              Page 7 of 14 Pages

Item 7.   Material Filed as Exhibits.

Exhibit          Description

1 Securities Purchase Agreement dated June 26, 2002 between Eureka I, L.P. (individually and as collateral agent) and Medical Technology Systems, Inc.*

2                Warrant Agreement dated June 26, 2002 between Eureka I, L.P.
                 and Medical Technology Systems, Inc.*

3 Certificate of Designation of the Powers, Designation Preferences and Rights of the Series A Preferred Stock of Medical Technology Systems, Inc. *

4 Registration Rights Agreement dated June 26, 2002 by and between Eureka I, L.P. and Medical Technology Systems, Inc.*

5 Tag-along Agreement dated June 26, 2002 among Eureka I, L.P., Medical Technology Systems, Inc. and Todd E. Siegel.*

6 Tag-along Agreement dated June 26, 2002 among Eureka I, L.P., Medical Technology Systems, Inc. and JADE Partners.*

* Incorporated by reference from Medical Technology Systems, Inc.'s Annual Report on Form 10-K filed July 1, 2002.

                                                              Page 8 of 14 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2002

                                      EUREKA I, L.P.

                                      By: EUREKA MANAGEMENT, L.P.,
                                               its sole general partner

                                           By: BERWIND CAPITAL PARTNERS, LLC,
                                                        its sole general partner

                                               By:  /s/ Christine C. Jones
                                                  ------------------------------
                                                        Christine C. Jones,
                                                        President

                                                              Page 9 of 14 Pages

                                                                      Schedule A


                        Executive Officers and Directors
                             of Berwind Corporation

Name                      Office                             Business Address            Citizenship
----                      ------                             ----------------            -----------
C. Graham Berwind, Jr.    Chairman and director, Berwind     3000 Centre Square West     USA
                          Corporation                        1500 Market Street
                                                             Philadelphia, PA  19102

James L. Hamling          President, CEO, COO and            3000 Centre Square West     USA
                          director, Berwind Corporation      1500 Market Street
                                                             Philadelphia, PA  19102

Bruce J. McKenney         Vice President, Financial          3000 Centre Square West     USA
                          Planning/Office of the Trustees    1500 Market Street
                          and director, Berwind Corporation  Philadelphia, PA  19102

Van Billet                Vice President and CFO, Berwind    3000 Centre Square West     USA
                          Corporation                        1500 Market Street
                                                             Philadelphia, PA  19102

Vicky Randolph Ziff       Vice President, Corporate          3000 Centre Square West     USA
                          Development and Treasury,          1500 Market Street
                          Berwind Corporation                Philadelphia, PA  19102

Pamela I. Lehrer          Vice President and General         3000 Centre Square West     USA
                          Counsel, Berwind Corporation       1500 Market Street
                                                             Philadelphia, PA  19102

Thomas B. Morris, Jr.     Director, Berwind Corporation;     4000 Bell Atlantic Tower    USA
                          attorney, Dechert                  1717 Arch Street
                                                              Philadelphia, PA  19103

Berwind Corporation is engaged, through its divisions and subsidiaries, in the ownership and operation of industrial, natural resources, financial and real estate businesses. Its address is 3000 Centre Square West, 1500 Market Street, Philadelphia, PA 19102.

Dechert is a law firm. Its address is 4000 Bell Atlantic Tower, 1717 Arch Street, Philadelphia, PA 19103.

                                                             Page 10 of 14 Pages


                        Executive Officers and Directors
                         of Berwind Property Group, Inc.

Name                     Office                                Business Address               Citizenship
----                     ------                                ----------------               -----------
Joanna Berwind Creamer   Chairman and director, Berwind        3000 Centre Square West        USA
                         Property Group, Inc.; Trustee,        1500 Market Street
                         Berwind Trusts                        Philadelphia, PA  19102

Daniel M. DiLella        President and director, Berwind       1 Belmont Avenue,              USA
                         Property Group, Inc.                  Suite 401
                                                               Bala Cynwyd, PA  19004

Barry Howard             Executive Vice President and          1 Belmont Avenue,              USA
                         director, Berwind Property Group,     Suite 401
                         Inc.                                  Bala Cynwyd, PA  19004

Arthur P. Pasquarella    Executive Vice President and          1 Belmont Avenue,              USA
                         director, Berwind Property Group,     Suite 401
                         Inc.                                  Bala Cynwyd, PA  19004

Scott A. Williams        Senior Vice President, Berwind        1 Belmont Avenue,              USA
                         Property Group, Inc.                  Suite 401
                                                               Bala Cynwyd, PA  19004

Robert K. Maloney        Senior Vice President, Berwind        1 Belmont Avenue,              USA
                         Property Group, Inc.                  Suite 401
                                                               Bala Cynwyd, PA  19004

Charles J. Davidson      Senior Vice President, Berwind        1 Belmont Avenue,              USA
                         Property Group, Inc.                  Suite 401
                                                               Bala Cynwyd, PA  19004

Loretta M. Kelly         Vice President and General Counsel,   1 Belmont Avenue,              USA
                         Berwind Property Group, Inc.          Suite 401
                                                               Bala Cynwyd, PA  19004

James M. Hamling         Director, Berwind Property Group,     3000 Centre Square West        USA
                         Inc.; President, CEO and COO,         1500 Market Street
                         Berwind Corporation                   Philadelphia, PA  19102

Van Billet               Director, Berwind Property Group,     3000 Centre Square West        USA
                         Inc.; Vice President and CFO,         1500 Market Street
                         Berwind Corporation                   Philadelphia, PA  19102

William J. Eckenrode     Director, Berwind Property Group,     575 Grammercy Lane             USA
                         Inc.; retired                         Dowingtown, PA  19335

                                                             Page 11 of 14 Pages

Thomas B. Morris, Jr.   Director, Berwind Property Group,   4000 Bell Atlantic Tower    USA
                        Inc.; attorney, Dechert             1717 Arch Street
                                                            Philadelphia, PA  19103

James A. Progin         Director, Berwind Property Group,   The Meadows - A-3           USA
                        Inc.; retired                       19 Meadow Lane
                                                            Beaver Creek, CO  81620
                                                            P.O. Box  44
                                                            Avon CO  81620

Berwind Property Group, Inc. is engaged, through its divisions and subsidiaries, in the real estate business. Its address is 1 Belmont Avenue, Suite 401, Bala Cynwyd, PA 19004.

                                                             Page 12 of 14 Pages

                         Executive Officers and Managers
                           of The Berwind Company LLC

Name                     Office                             Business Address                Citizenship
----                     ------                             ----------------                -----------
C. Graham Berwind, Jr.   Chairman and manager, The          3000 Centre Square West         USA
                         Berwind Company LLC; Chairman      1500 Market Street
                         and director, Berwind Corporation  Philadelphia, PA  19102

James L. Hamling         President, CEO and manager, The    3000 Centre Square West         USA
                         Berwind Company LLC; President,    1500 Market Street
                         CEO, COO and director, Berwind     Philadelphia, PA 19102
                         Corporation

Bruce J. McKenney        Vice President, Financial          3000 Centre Square West         USA
                         Planning and manager, The          1500 Market Street
                         Berwind Company LLC; Vice          Philadelphia, PA  19102
                         President, Financial
                         Planning/Office of the Trustees
                         and director, Berwind Corporation

Van Billet               Vice President and CFO, The        3000 Centre Square West         USA
                         Berwind Company LLC; Vice          1500 Market Street
                         President and CFO, Berwind         Philadelphia, PA  19102
                         Corporation

Vicky Randolph Ziff      Vice President and Treasurer,      3000 Centre Square West         USA
                         The Berwind Company LLC; Vice      1500 Market Street

                         President, Corporate Development   Philadelphia, PA  19102
                        and Treasury, Berwind Corporation

Pamela I. Lehrer         Vice President and General         3000 Centre Square West         USA
                         Counsel, The Berwind Company       1500 Market Street
                         LLC; Vice President and General    Philadelphia, PA  19102
                         Counsel, Berwind Corporation

Thomas B. Morris, Jr.    Manager, The Berwind Company       4000 Bell Atlantic Tower        USA
                         LLC; attorney, Dechert             1717 Arch Street
                                                            Philadelphia, PA  19103

     The Berwind Company LLC is a private company principally engaged, through its subsidiaries, in the ownership and operation of industrial, natural resources, financial and real estate businesses. Its address is 1 Belmont Avenue, Suite 401, Bala Cynwyd, PA 19004.

                                                            Pages 13 of 14 Pages

                                 Berwind Trusts

Trust Name                                        Address                       Trustees
----------                                        -------                       ---------
C.G. Berwind, Jr., Thomas B Morris, Jr., Joanna   3000 Centre Square West       C. Graham Berwind, Jr.
Berwind Creamer and Jessica M. Berwind,           1500 Market Street            Thomas B. Morris, Jr.
Trustees u/d/t of Charles G. Berwind dated        Philadelphia, PA  19102       Joanna Berwind Creamer
2/28/63 for:  C.G. Berwind, Jr., et al.                                         Jessica M. Berwind

C. Graham Berwind, III, Joanna Berwind Creamer,   3000 Centre Square West       C. Graham Berwind, III
J.L. Hamling and Thomas B. Morris, Jr.,           1500 Market Street            Joanna Berwind Creamer
Trustees u/d/t of C.G. Berwind, Jr. dated         Philadelphia, PA  19102       James L. Hamling
12/31/72 for:  C. Graham Berwind, III, et al.                                   Thomas B. Morris, Jr.

Jessica M. Berwind, Joanna Berwind Creamer,       3000 Centre Square West       Jessica M. Berwind
J.L. Hamling and Thomas B. Morris, Jr.,           1500 Market Street            Joanna Berwind Creamer
Trustees u/d/t of C.G. Berwind, Jr. dated         Philadelphia, PA  19102       James L. Hamling
12/31/72 for:  Jessica M. Berwind, et al.                                       Thomas B. Morris, Jr.

James D. Berwind, Joanna Berwind Creamer, J.L.    3000 Centre Square West       James D. Berwind
Hamling and Thomas B. Morris, Jr., Trustees       1500 Market Street            Joanna Berwind Creamer
u/d/t of C.G. Berwind, Jr., dated 12/31/72        Philadelphia, PA  19102       James L. Hamling
for:  James D. Berwind, et al.                                                  Thomas B. Morris, Jr.

Joanna Berwind Creamer, J.L. Hamling, and         3000 Centre Square West       Joanna Berwind Creamer
Thomas B. Morris, Jr., Trustees u/d/t of C.G.     1500 Market Street            James L. Hamling
Berwind, Jr., dated 12/31/72 for:  Joanna         Philadelphia, PA  19102       Thomas B. Morris, Jr.
Berwind Creamer, et al.

                                                            Pages 14 of 14 Pages

                         Information Regarding Trustees

Name                           Office                             Business Address             Citizenship
----                           ------                             ----------------             ------------
C. Graham Berwind, Jr.         Chairman, Berwind Corporation      3000 Centre Square West      USA
                                                                  1500 Market Street
                                                                  Philadelphia, PA  19102

C. Graham Berwind, III         Portfolio Manager, Berwind Hotel   3000 Centre Square West      USA
                               Group, Inc.                        1500 Market Street
                                                                  Philadelphia, PA  19102

Joanna Berwind Creamer         Chairman and director, Berwind     3000 Centre Square West      USA
                               Property Group, Inc.               1500 Market Street
                                                                  Philadelphia, PA  19102

Jessica M. Berwind             Marketing Director, Berwind        3000 Centre Square West      USA
                               Corporation                        1500 Market Street
                                                                  Philadelphia, PA  19102

James D. Berwind               President, Atlantic Yard Co.       2450 Wilton Drive            USA
                                                                  Wilton Manors, FL  33305

James L. Hamling               President, CEO and COO, Berwind    3000 Centre Square West      USA
                               Corporation                        1500 Market Street
                                                                  Philadelphia, PA  19102

Thomas B. Morris, Jr.          Attorney, Dechert                  4000 Bell Atlantic Tower     USA
                                                                  1717 Arch Street
                                                                  Philadelphia, PA  19103

Berwind Hotel Group is engaged, through its affiliated entities, in the business of acquiring and managing hotels. Berwind Hotel Group's address is 1 Belmont Avenue, Suite 401, Bala Cynwyd, PA 19004.

Atlantic Yard Co. is a retail provider of upscale garden supplies. Its address is 2450 Wilton Drive, Wilton Manors, FL 33305.